Master Services Agreement

This Master Services Agreement (“Agreement”) is effective beginning on 1/23/26 (the “Effective Date”), by and between ICON Capital Group, LLC. (and its affiliated companies), a Texas LLC, and a FINRA/SEC registered Broker-Dealer, with offices located at 5 Upper Newport Plaza Suite 200 Newport Beach, CA 92660 (referred to as “ICON” or “ICG”); Kore IncUSA LLC, a Nevada Limited Liability Company with offices located at Suite 8500, 1 World Trade Center, New York, NY 10007 (collectively referred to in this Agreement as “ICON Capital” “ICG” ICON” or “KoreTransfer”) and Upstream Life Securities Company 265 North Lamar Blvd Suite A Oxford, MS 38655 (the “Issuer”) (each a “Party” and together, the “Parties”). This Agreement will remain in effect until terminated by either Party under Section 11 of this Agreement.

Engagement: Issuer hereby engages ICON and KoreTransfer to provide Services (the “Services”), as further described in this Agreement. ICG and KoreTransfer will provide the Services in a professional manner, using personnel whom ICG have determined to have appropriate skill and experience for the Services. Issuer will provide ICG and KoreTransfer with reasonable cooperation and perform Issuer responsibilities as expressly stated in this Agreement and as otherwise reasonably necessary to permit ICG and KoreTransfer to provide the Services in a timely and efficient manner.

1.	Grant of License.

1.1.  In General. Subject to the covenants, representations, warranties, and obligations set forth in this Agreement, ICG hereby grants to the Issuer a limited, non-exclusive, non-transferable license (the “License”) to use the Issuance Platform and All-in-One Platform on an ongoing basis until a Termination is triggered (as defined in Section 11 of this Agreement), solely for the operation of the Issuance Platform.

1.2.  Private Label Branding. The Issuance Platform and All-in-One platform shall be branded under the name of the Issuer (or its affiliate) and, subject to limitations designated at the sole discretion of the Issuer, shall be accessible to the public under a URL designated by the Issuer.

1.3.  Restrictions. Subject to the express terms and conditions of this Agreement, Issuer shall not (i) decompile or reverse engineer the Issuance Platform or otherwise attempt to obtain the source code for the Issuance Platform and All-in-One Platform;

(ii) sublicense or allow any other person to use the Issuance Platform, (iii) use the name or proprietary logo(s) of ICG without ICG’s prior written consent; or (iv) use the Issuance Platform and All-in-One Platform for any purpose other than the operation of the Issuance Platform.

2.	Services.

ICG and KoreTransfer shall provide the following services in connection with the creation, operation, and maintenance of the Issuance Platform and All-in-One Platform (collectively, the “Services”):

2.1.  Customization. ICG shall make commercially reasonable efforts to customize the Issuance Platform and All-in-One Platform Private Label with the name, logos, and branding of the Issuer, with the appearance, features and details desired and agreed by the Issuer for the launch of the Issuance Platform and All-in-One Platform. However, such customization shall not include the addition or change to the functionality, or the incorporation of new software, or changes to the branding or appearance unless mutually agreed in writing by ICG and Issuer.

2.2.  ICG has fully integrated the ICG All-in-One Platform into the Issuance Platform, to provide the Digital Securities Protocol, Cap Table Platform, Portfolio Platform, Shareholder Communications Platform, DealRoom Platform, SEC-Registered Transfer Agent services (KoreTransfer USA LLC), and access to a third Party secondary market platform; many of which will be required during the broker-dealers process of KYC, KYP, and post-transaction for data to be shared and sent (see “Appendix 3”).

2.3.  KoreID Verified is a certification mark for Issuers who are raising capital to place on their website to display alongside their other certifications to give investors confidence that the Issuer’s site is trustworthy.

2.4.  ICG shall make commercially reasonable efforts to provide the KoreID to all registered users within the Issuance and All-in-One Platform. It will allow users to manage their investment, pending investment, personal profile and to re-invest in issuers that are currently using ICG Issuance Platform with a live offering. KoreID Mobile App is available for iOS and Android only at this time.

2.5 Integration with Other Services. ICG shall make commercially reasonable efforts to integrate the Issuance Platform and All-in-One Platform, when available, with third-Party services such as: identification verification, anti-money laundering checks, investor verification for accredited investor checks, IRA, K1, 409a, Due Diligence, Bad Actor providers, and payment solutions for Crypto Currencies, ACH, EFT, Mastercard, VISA, and debit card. Each of these integrations requires data to be shared or sent to the Parties who provide these services. Each integration will require the final approval of the Issuer and/or the Broker-Dealer of record (the “Broker-Dealer” of “FINRA Broker-Dealer”)(see Schedule “A” for more details). These integrations change from time to time and some may not be available or applicable to the Issuer.

2.6  Technical Support. ICG will use commercially reasonable efforts to provide ongoing and prompt technical support, training and maintenance services to ensure that the Issuance Platform and All-in-One Platform performs as intended by the Parties.

2.7  Covenant to Update. At all times during the Term, ICG shall make commercially reasonable efforts to promptly and in good faith notify the Issuer of additions or updates made to the software or other aspects of the Issuance Platform and All-in-One Platform that may improve the effectiveness, functionality or efficiency of the Platforms.

2.8. Transfer Agent. The All-in-One Platform is fully integrated with an SEC- Registered Transfer Agent, KoreTransfer. KoreTransfer will make commercially reasonable efforts to satisfy the regulatory requirements during and once the Issuers offering(s) has been completed, the Issuer has access 24 hours a day 7 days a week to their information on the ICON Capital All-in-One Platform. For more information on the transfer agent services please see the Transfer Agent Agreement in “Schedule B”.

2.9 Escrow: ICG will make commercially reasonable efforts to provide fully integrated solutions for Escrow if the entity holding the escrow account makes such integration available. This third Party service is connected to ICG, however ICG does not have any access to the Escrow accounts. Escrow accounts are managed by the Issuer and Broker-Dealer. Escrow services are provided by third Party providers (“Escrow Agent(s)” or “Escrow Provider”) that ICG has integrated into the Compliance Desk via an API (when available) and are utilized by the Broker-Dealers.

Escrow is managed and administered by the Broker-Dealer. Any requests for refunds or requests for debit must be approved by the Broker-Dealer before they can be transacted on the Compliance Platform.

1.	The Issuer authorizes ICG to use the API integration of the Escrow services by the Escrow Provider to allow Broker-Dealer to access Escrow account information.
2.	The Issuer authorizes ICG and Broker-Dealer to access Escrow account information from the Escrow Provider in mutually acceptable electronic or otherwise reasonable means.
3.	ICG and KoreTransfer are only responsible for the implementation of the API integration with the Escrow Provider and for providing the information to the Broker-Dealer via the Compliance Platform.
4.	All Fees related to Escrow Agent and Broker-Dealer are the responsibility of the Issuer. The Issuer will be required to sign agreements with both Parties regarding such fees.
5.	The Broker-Dealer may, as needed, authorize the Escrow Agent to disclose account information to affiliates and vendors of the Broker-Dealer who are under a similar obligation of confidentiality. The Broker-Dealer is responsible for ensuring that such disclosures will be limited to only such information as is needed for such third Parties to perform services in furtherance of Broker- dealer’s services to the Issuer.
6.	Issuer, ICG and escrow agen will at all times while in possession of Escrow account Information be, legally bound by confidentiality obligations as to said Escrow account Information at least as protective of all such information as the provisions contained in this Agreement and the Confidentiality Agreement (defined hereafter); and shall remain liable for any unauthorized access, use or disclosure of the Escrow account information, Confidential Information and any and all other information relating to a Issuer or Escrow account by the Issuer, ICG, escrow agent or its respective employees, officers or agents as if such Issuer, ICG and escrow agent, and/or its respective employees, officers or agents were a Party to this Agreement.

3.	Fees.

3.1.  In General. The non-refundable fees and other charges payable by Issuer to ICG and KoreTransfer in exchange for the Services in accordance with Section 2 above, and in the attached KoreTransfer Transfer Agent Agreement in “Schedule B”, are set forth on “Schedule A” attached to and made a part of this Agreement.

3.2.  Taxes. The fees set forth on “Schedule A” are exclusive of all federal, provincial, municipal, or other government excise, sales, use, value-added, gross receipts, personal property, occupational, or other taxes now in force or enacted in the future that are required to be paid by the Issuer, and Issuer shall pay any such tax (excluding taxes on ICG and KoreTransfer net income) that Issuer is required under applicable law to pay now or at any time in the future with respect to such fees.

3.3.  Payment. Payment of the amounts due to ICG shall be made in accordance with the payment schedule set forth on “Schedule A” by credit card. Any credit card on file with us will be charged for fees according to this schedule. Any amount not paid within thirty (30) calendar days following receipt by the Issuer of the ICG written invoice shall bear interest at the rate of 1 ½% per month and result in interruption of support of the Issuance Platform and Transfer Agent services provided by the ICG.

3.4.  Overdue Payments. If Issuer is past due 60 days, ICG will send Issuer a notice that ICG will be sending instructions, 30 days after notice to Issuer, to the Issuers Broker-Dealer to send funds from Issuers escrow account to cover any outstanding ICG invoices. Issuer hereby authorizes the Broker-Dealer and Escrow provider to send funds directly to ICG on the next closing of investor funds (in an active fund raise), to settle the outstanding amount owed by the Issuer to ICG at the time of the closing.

4.	Functionality of Issuance Platform.

4.1.  Initial Functionality. ICG has demonstrated the Issuance Platform to the Issuer and delivered to the Issuer a list of all the features of (the “Demonstration Version”). At the time of delivery to the Issuer, the Issuance Platform will have substantially the same appearance, features, details, and functionality as the Demonstration Version.

5.	Technical Specifications.

5.1.  Specifications. ICG has provided the Issuer with the feature specifications of the Issuance Platform (to the extent relevant to the operation of the Issuance Platform).

5.2.  Modification. Should ICG wish to make any material modification of such feature specifications it shall use reasonable efforts to notify the Issuer no less than seven (7) calendar days in advance; provided, however, that ICG shall not implement any modification to such feature specifications that have a material effect on any aspect of the Issuance Platform without the prior written consent of the Issuer.

6.	Delivery of Issuance Platform.

6.1.  Timetable. ICG shall use commercially reasonable efforts to develop and deliver the customized Issuance Platform to Issuer no later than thirty (30) calendar days from the date of signing this Agreement. However, Issuer understands that the ability of ICG to meet this deadline depends on a number of factors beyond the control of ICG, specifically, the timely cooperation of Issuer and its employees, the Issuer providing all necessary documents for digital payments approval, SSL (secure socket layer) approval, content for the Issuance Platform, and the Issuer has received approval from third Party service providers as necessary to transact on the Issuance Platform. ICG shall notify the Issuer when and if it believes the deadline should be extended. Notwithstanding the foregoing, ICG shall deliver a reasonable working version of the Issuance Platform no later than sixty (60) days’ after delivery of all design collateral by Issuer to the reasonable satisfaction of ICG.

6.2.  ICG shall notify Issuer when ICG believes the customized Issuance Platform is ready for use by Issuer. Upon receipt of such notice, Issuer shall have fifteen (15) days in which to test the Issuance Platform. If the Issuer believes there are defects in the Issuance Platform it shall so notify ICG in writing and the Parties shall cooperate in fixing any such defects. Issuer shall be deemed to have accepted the customized Issuance Platform if it does not notify ICG of defects within such fifteen (15) day period.

7.	Delivery of Private Label All-in-One Platform.

7.1.  Timetable. ICG shall use commercially reasonable efforts to develop and deliver the Private Label All-in-One Platform to Issuer no later than thirty (30) calendar days from the date of signing this Agreement. However, Issuer understands that the ability of ICG to meet this deadline depends on a number of factors beyond the control of ICG, specifically, the timely cooperation of Issuer and its employees, the Issuer providing all necessary documents for branding, Issuer logo, and content for the All-in-One Platform. ICG shall notify the Issuer when and if it believes the deadline should be extended. Notwithstanding the foregoing, ICG shall deliver a reasonable working version of the Issuance Platform no later than sixty (60) days’ after delivery of all design collateral by Issuer to the reasonable satisfaction of ICG.

7.2.  ICG shall notify Issuer when ICG believes the Private Label All-in-One Platform is ready for use by Issuer. Upon receipt of such notice, the Issuer shall have fifteen (15) days in which to test the Private Label All-in-One Platform. If the Issuer believes there are defects in the Private Label All-in-One Platform it shall so notify ICG in writing and the Parties shall cooperate in fixing any such defects. Issuer shall be deemed to have accepted the customized Issuance Platform if it does not notify ICG of defects within such fifteen (15) day period.

8.	Issuer’s Obligations.

Issuer shall:

8.1.	Provide ICG with accurate and complete regulatory and payment information for the Issuance Platform;

8.2.	Cooperate with ICG in the development and installation of the private label Issuance Platform;

8.3.	Use the Issuance Platform only in an operating environment (e.g., hardware and software) approved by ICG;

8.4.  Notify ICG any defects in the Issuance Platform or ICG All-in-One Platform;

8.5.	Give ICG electronic access to the Issuance Platform to troubleshoot and correct any material defects;

8.6.  Use commercially reasonable efforts to operate the Issuance Platform in accordance with all applicable laws and regulations, including but not limited to securities and consumer protection laws. ICG shall cooperate with Issuer in connection with all of the foregoing obligations;

8.7.  Issuer will allow ICG to post Issuer logo on ICON Capital website and marketing materials;

8.8.  Issuer, at their discretion, may work with ICG to do news releases and social media announcements of the relationship;

8.9.  Issuer, at their discretion, may work with ICG and participate in webinars, events, blogs and articles to bring thought leadership to the market; and

8.10.  Issuer, at their discretion, may make mention of and display the ICON Capital’s logo, Kore Transfer Transfer USA, and KoreID Verified Seal description and URL on the Issuer’s website as a partner.

8.11.  Comply with Issuer Obligations in Section 5 of the Transfer Agent Agreement in “Schedule B” of this Agreement.

8.12.  Pay all fees on time according to “Schedule A” of this Agreement.

9.	Representations and Warranties.
9.1.	Representations and Warranties of the Issuer. The Issuer represents and warrants to ICG that:

1.	it is duly incorporated under the laws of its jurisdiction of incorporation and has all necessary corporate power and capacity to enter into and perform its obligations under this Agreement;
2.	it has taken all necessary corporate actions to authorize the execution and delivery by it of its obligations under this Agreement;
3.	it has duly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency, liquidation, reorganization, moratorium and other similar laws generally affecting the enforcement of creditors’ rights, and to the fact that equitable remedies, such as specific performance and injunction, are discretionary remedies;
4.	no authorization, consent, permit, exemption, approval or other action by, or filing with, or notice to, any governmental authority is required in connection with the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement; and
5.	the execution and delivery by it of this Agreement, and the performance of its obligations under this Agreement, do and will not breach or result in a default under (a) any of its constituting documents; or (b) any contract or covenant by which it is bound.
9.2.	Representations and Warranties of ICG and KoreTransfer. ICG and KoreTransfer represents and warrants to the Issuer that:

1.	it is duly incorporated under the laws of its jurisdiction of incorporated and has all necessary corporate power and capacity to enter into and perform its obligations under this Agreement;
2.	it has taken all necessary corporate actions to authorize the execution and delivery by it of its obligations under this Agreement;
3.	it has duly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency, liquidation, reorganization, moratorium and other similar laws generally affecting the enforcement of creditors’ rights, and to the fact that equitable remedies, such as specific performance and injunction, are discretionary remedies;
4.	no authorization, consent, permit, exemption, approval or other action by, or filing with, or notice to, any governmental authority is required in connection with the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement;

5.	the execution and delivery by it of this Agreement, and the performance of its obligations under this Agreement, do and will not breach or result in a default under (a) any of its constating documents; or (b) any contract or covenant by which it is bound;
6.	it has not granted, assigned, licensed, in any manner encumbered, committed or omitted to perform any act by which the rights granted herein and to be granted herein to Issuer could or will be encumbered, diminished, or impaired; and
7.	the Property does not infringe upon or violate any copyright, trademark, or any common law or any other intellectual property rights of a third Party.

10.	Responsibility for Fees and Costs.

ICG and KoreTransfer and the Issuer shall each be responsible for their own costs, including legal, accounting and other professional fees, incurred in connection with this Agreement.

11.	Termination

11.1.  Issuer has the right to terminate this Agreement by providing ICG and KoreTransfer with ninety (90) days (at the end of which is the “Termination Date”) written notice of their intent to terminate. The Issuer will be responsible for payment of all fees under this contract up to the termination date and any costs associated with shutting down the Issuance Platform.

11.2.  The Issuer is required to fill out an off-boarding form providing information to meet SEC Rule 17Ad-16 requirements.

11.3.  Transfer Agent Coordination: KoreTransfer Agent team will collaborate directly with your new transfer agent to ensure the secure and efficient transfer of records currently stored on our platform.

11.4.  Completion of Transition: At the conclusion of the notice period, the off-boarding process will be finalized. Billing will be discontinued, and all KoreTransfer USA LLC & ICON Capital services will be terminated.

11.5.  ICG and KoreTransfer have the right to terminate this Agreement if the monthly subscription fees are 90 days in arrears. The issuer will be responsible for all costs to shut down the Issuance Platform and all unpaid fees.

12.	Ownership of Intellectual Property.

Each Party will retain ownership of all Intellectual Property owned by it prior to and created during this Agreement.

13.	General

13.1.  Governing Law. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Texas and the federal laws of the United States of America applicable therein.

13.2.  Confidentiality. The Parties acknowledge that this Agreement and the transactions contemplated hereby shall be kept confidential except with the consent of the other Party (as given in section 8) or as may otherwise be required by law. The Parties hereto will in good faith attempt to agree, prior to disclosure, on any public announcements or statements related hereto. To the extent the Parties exchange any confidential information, each Party undertakes to protect that information by deploying commercially reasonable efforts. Upon the expiration of the Term or termination of this Agreement, Parties agree to return or destroy (and provide a certificate of destruction) of any confidential information belonging to the other Party, except those records required to be maintained by KoreTransfer as part of regulatory requirements. See “Schedule B” for further clarity on Confidentiality Agreement.

13.3.  Further Assurances. ICG and KoreTransfer and Issuer agree to enter into such documents and do all acts and things as are reasonably required to give effect to the terms of this Agreement.

13.4.  Entire Agreement/Amendments. This Agreement and the attached Schedules and Appendices constitute the entire agreement among the Parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements among the Parties concerning the subject matter of this agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including all term sheets between the Parties and/or affiliates or associates of the Parties. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, expressed, implied or collateral between or among the Parties and/or affiliates or associates of the Parties in connection with the subject matter of this Agreement. Except as otherwise provided in this Agreement, this Agreement may be modified, amended, or any provision waived only by a written instrument signed by an authorized officer of each Party.

13.5.  No partnership etc. Each Party will act all times as an independent contractor and will have no right or authority to act on behalf of, create any obligation for, or bind the other Party in any way. Nothing in this Agreement will be deemed to create a partnership or joint venture between the Parties.

13.6.  No assignment. Except as provided herein, this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred by either Party without the express written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that either Party may, without such consent, assign the Agreement and its rights and obligations under the Agreement in connection with the transfer or sale of all or substantially all of its assets in the event of a merger, consolidation, change in control or similar transaction. Any purported assignment in violation of this section shall be void.

13.7.  All notices to be provided pursuant to this Agreement shall be in writing, shall be effective upon receipt, and shall be sent by hand, email or courier, as follows:

If to the ICON Capital:

Attention: John Calicchio – President/CEO
ICON Capital Group LLC
5 Upper Newport Plaza Suite 200
Newport Beach, CA 92660
E-mail: jc@iconcapg.com

Issuer:
Attention: Colby Arceneaux

Company: Upstream Life Securities Company

Address: 265 North Lamar Blvd., Suite A

City: Oxford State: MS Zip: 38655 Country: USA

 Email: colby@upstreamlife.us

If to the Transfer Agent:

Attention: Jason Futko

KORE TRANSFER USA LLC.

1 World Trade Center Suite 8500
New York, NY 10007
E-mail: jason@koretransfer.com

or to such other address as a Party may specify by notice from time to time in writing to the other Parties in the manner specified in this Section.

13.8.  Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

13.9 Severability. In the event any one or more of the provisions of this Agreement are unenforceable, it will be stricken from this Agreement, but the remainder of the Agreement will be unimpaired. The headings in this Agreement are for purposes of reference only.

13.10.  Currency. All currencies noted in this Agreement shall be that of the lawful currency of the United States (US dollar).

13.11.  The parties agree that this Agreement may be executed and delivered by electronic means (including by PDF or e-signature platforms), and such electronic execution shall be deemed binding and enforceable.

13.12. The attached Schedules and Appendices form part of this agreement and include:

“Schedule A”: Pricing and Fees

“Schedule B”: KoreTransfer Agreement

“Schedule C”: Confidentiality Agreement

“Appendix 1”: Checklist to Upload

“Appendix 2”: Sample Board Resolution

“Appendix 3”: ICON Capital All-in-One Platform Features

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

ICON Capital Group LLC.

/s John Calicchio

John Calicchio President/CEO

Member FINRA/SIPC

5 Upper Newport Plaza Suite 200
Newport beach, CA 92660
888-324-ICON
Info@iconcapg.com

Company:

/s Colby Arceneaux

Name: Colby Arceneaux

Title: CEO

Address: Upstream Life Securities Co.

  265 North Lamar Blvd., Suite A

City: Oxford State: MS Zip: 38655

  KORE TRANSFER USA LLC.

   /s Jason Futko

  Jason Futko CA, CPA

KORE TRANSFER USA LLC.

1 World Trade Center Suite 8500

New York, NY 10007

email jason@koretransfer.com